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                              February 28, 2022

       Jesse Lynn, Esq.
       General Counsel
       Icahn Enterprises L.P.
       16690 Collins Ave., PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Southwest Gas
Holdings, Inc.
                                                            Schedule TO-T, as
amended
                                                            Filed January 26,
2022 by IEP Utility Holdings LLC, Icahn Enterprises
                                                            Holding L.P., Icahn
Enterprises L.P. , Icahn Enterprises G.P. Inc., Beckton
                                                            Corp. and Carl C.
Icahn
                                                            File No. 5-89940

       Dear Mr. Lynn:

              We have reviewed Amendment No. 14 to the Schedule TO filed on January 26, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 14 to Schedule TO filed on January 26, 2022

       General

   1. Please refer to our comment letter dated February 28, 2022 regarding the related proxy statement filed on
February 15, 2022 by Carl C. Icahn et al. and revise the tender offer disclosure to include
conforming disclosure, as applicable.
   2.                                                   Please provide an
update as to the status of IEP Utility   s various applications for the
                                                        required regulatory
approvals and whether IEP Utility expects to receive the required approval prior to the
Annual Meeting.
   3. We note the disclosure indicating that the Offeror will enter into one or more Trust
                                                        Agreements with
independent third-party trustees to form one or more statutory trusts under Delaware law and
that upon the closing of the Offer, if Shares are tendered that
 Jesse Lynn, Esq.
FirstName  LastNameJesse  Lynn, Esq.
Icahn Enterprises L.P.
Comapany28,
February   NameIcahn
             2022      Enterprises L.P.
February
Page  2 28, 2022 Page 2
FirstName LastName
         would result in the Offeror and its affiliates holding more than 24.9% of the Shares, then all Shares in excess of 24.9% will be transferred to one or more independent Trusts with each Trust being independent of the other trusts and not owning more than 24.9% of all the Shares. The disclosure also indicates that the Trust Agreements will require that the trustee for each Trust vote the Shares held in such Trust in the
independent trustee   s sole
         and absolute discretion without consultation with the Offeror and its affiliates.

         As noted in Exchange Act Rule 14d-1(g)(2), the term    bidder    is
defined as any person
         who makes a tender offer or    on whose behalf a tender offer is made.
   Thus, the bidder
         concept encompasses persons or entities other than the actual purchaser of securities in a
         tender offer. Please refer to the factors discussed in    Identifying
the Bidder in a Tender
         Offer    in Section II.D.2 of the Current Issues and Rulemaking
Projects Outline
         (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. With a view towards
         revised disclosure, please tell us what consideration you have given to including either now, or at such point in the future when the Trusts are created, the Trusts and related independent third party trustees as bidders. In responding to this comment, consider the disclosure referenced above as well as the disclosure suggesting that the Trusts:

                will be formed for the purpose of eliminating as a condition to the Offer the requirement to obtain approvals from the regulators in Arizona, California and
              Nevada prior to the closing of the Offer;
                will beneficially own the securities purchased by the named bidder in the tender offer; and
                will benefit from the transaction by virtue of becoming owner of up to 24.9% of the
              Shares.

         In addition to the factors noted, please also consider that a stockholder may consider material to its decision whether to tender into the Offer (or alternatively, remain as a
         stockholder and participate in the Company   s future prospects)
information regarding the
         Trusts as fellow shareholders     shareholders that individually or in
the aggregate may
         potentially hold a significant, or even controlling, amount of shares
of the Company   s
         common stock. Such information could include, without limitation, the
bidder   s identity
         and background, any borrowings by the co-bidder for the purposes of the tender offer and any plans or proposals that would result in, among other things, an extraordinary transaction between the co-bidder and the target company. As a reminder, to the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.
 Jesse Lynn, Esq.
Icahn Enterprises L.P.
February 28, 2022
Page 3

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameJesse Lynn, Esq.
                                                          Division of
Corporation Finance
Comapany NameIcahn Enterprises L.P.
                                                          Office of Mergers &
Acquisitions
February 28, 2022 Page 3
cc:       Todd E. Mason
FirstName LastName